1. Nature of operations and summary of significant accounting policies

Nature of Operations

TruMid Financial LLC ("the Company"), a Delaware limited liability company, was established on June 4, 2014 and the month in which it was granted its license as a broker dealer was November 2014. The Company was organized to operate an electronic trading platform for corporate bonds and treasury securities. The Company is a wholly-owned subsidiary of TruMid Holdings LLC (the "Parent").

The Company is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All trades executed on the Company's electronic trading platform are introduced to and cleared through State Street Global Markets LLC.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash is primarily maintained at one major global bank which at times may exceed federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at this bank. The Company has not experienced and does not expect to experience any nonperformance by such bank.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires the Company to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Depreciation and Amortization

Equipment, furniture and software development are carried at cost, less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over three years for equipment, six years for furniture and two years for software development costs.

TRUMID FINANCIAL LLC

December 31, 2015
Notes to Financial Statement (amounts in thousands)

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1. Nature of operations and summary of significant accounting policies (continued)

Software Development Costs

The Company capitalizes certain costs associated with the development of software, including among other items, third party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over two years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Furniture and Equipment

Furniture and equipment is comprised of the following:

Computer, software, and related equipment	$	431
Office Hardware		244
Furniture		136
Accumulated depreciation		(181)
Total equipment , net	**$**	**630**

Non-capitalized software costs and routine maintenance costs are expensed as incurred.

Revenue Recognition

The Company's revenue is derived from markups on trades executed on its electronic trading platform. Mark-ups are calculated as a percentage of the dollar volume of bonds where trades have been executed on the Company's electronic trading platform and vary based on the type and maturity of the bond. The Company has agreements with each of its executing clients a fee schedule which defines the percentage charged by the Company.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09 "Revenue from Contracts with Customers," which will replace most of the existing revenue recognition guidance in GAAP. The main principal of this ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that the Company expects to be entitled to receive for those goods or services. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of both revenue and cash flow arising from customer contracts, including significant judgments and changes in judgments. The ASU allows for both retrospective and prospective methods of adoption. The Company will determine the method of adoption and assess the impact if any this ASU will have on the Company's Financial Statements at a future date. Adoption is required by January 1, 2018.

2. Equity Based Compensation (amounts related to profit interest awards not in thousands)

Equity-Based Compensation for Employees

The Company's employees participate in the equity based grants of certain profit interests of the Parent. The Company measures and recognizes compensation expense for all equity-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to Members' Equity.

Profits Interest Award Agreements

During the period ended December 31, 2015, the Company's Parent entered into Profits Interest Award Agreements which grant Class A-P and Class B-1 membership interests in the Parent. These membership interests represent profits interest ownership in the Parent tied solely to the accretion, if any, in the value of the Parent following the date of issuance of such membership interests. Class A-P and B-1 members participate in any increase in Parent value related to member profit interests, after the Parent's Class D Preferred members receive the agreed upon return on their invested capital.

The A-P and B-1 awards generally vest either immediately or over a period of two years. The Parent granted 263,000 Class B-1 awards during the period from November 1, 2014 through December 31, 2014. The Parent granted 511 Class A-P awards and 304,450 Class B-1 awards during the year ended December 31, 2015.

Profits Interest Awards are accounted for using the fair value method, which requires the measurement and recognition of compensation expense for all profit interest-based payment awards made to the Company's employees based on estimated fair values. The Parent uses the Black-Scholes model to estimate the fair value of each award.

Accordingly, the Parent determined the fair value of each award on the date of grant using the Black-Scholes model with the following assumptions used for grants issued for the year ended December 31, 2015 and period from November 1, 2014, inception, through December 31, 2014:

	FY 2015		11/1/2014-12/31/14
Weighted average current option price	$ 12.27	$	5.06
Expected term (in years)	4.0		5.0
Risk-free interest rate	1.7%		1.0 - 1.5%
Expected volatility	50.0%		50.0%
Expected dividend yield	0%		0%

The volatility assumption used in the Black-Scholes model is based on the expected volatility of public companies in similar industries, adjusted to reflect the differences between the Parent and public companies in size, resources, time in industry, and breadth of product and service offerings.

The Company, as the Parent's significant operating subsidiary, recorded total compensation expense related to awards granted.

Notes to Financial Statement (amounts in thousands)

2. Equity Based Compensation (continued)

The following is a summary of non-vested profits interest award transactions during the period November 1, 2014 through December 31, 2014 and for the year ended December 31, 2015:

	Profit Interests Share	Weighted Average Grant Date Fair Value
Outstanding, November 1, 2014	-	$ -
Granted	263,000	5.06
Vested	(263,000)	5.06
Forfeited	-	-
Outstanding, December 31, 2014	-	$ -
Granted	304,961	12.27
Vested	(91,205)	12.27
Forfeited	(7,007)	12.27
Outstanding, December 31, 2015	206,749	$ 12.27

During 2015, the Parent modified certain awards to accelerate service vesting in connection with the termination of two employees. The remaining unrecognized compensation cost related to modified non-vested awards granted which will be recognized on a straight line graded vesting attribution method basis over the remaining vesting periods.

3. Income Taxes

The Company is organized as a Delaware limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company is subject to New York City Unincorporated Business tax ("NYC UBT"). The Company currently has operating loss and does not expect to have any taxes owed. The Company accrues all interest and penalties under the relevant tax law as incurred. There were no interest and penalties reflected in the statement of financial operations for the period ended of December 31, 2015. The Company's income or loss is included in the federal and state income tax returns of the Parent.

4. Employee Benefit Plan

All participating employees are eligible to participate in the TruMid Financial 401(k) plan.

Notes to Financial Statement (amounts in thousands)

5. Affiliate Transactions

The Company and its Parent have executed a written agreement whereby certain costs are allocated to the Company for occupancy and common operating costs. The Company and its Parent have included settlement features for how the Company settles with its Parent. There was no amount due to Parent as of December 31, 2015.

6. Due from Intermediation Agent

The Company has an arrangement with State Street Global Markets LLC whereby it receives a share of the markup the Company earns from transactions on its platform. The balance due at December 31, 2015 was $25.

7. Credit Risk

The Company is exposed to the risk that its intermediation agent or its Customers will not perform their obligations. The Company's agreement with its intermediation agent provides that any losses deemed to be due to an error by the trading platform might be an obligation of the Company. The Company has not experienced any such matters.

8. Customer Concentration

During the period ended December 31, 2015 three clients accounted for 12%, 11% and 10% of total revenue respectively.

9. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that may contain a variety of representations and warranties which may provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss, if any, to be remote.

Notes to Financial Statement (amounts in thousands)

10. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 the Company is required to maintain minimum net capital as defined, equal to $250. As of December 31, 2015 the Company had net capital of $10,650 which exceeded its required net capital by $10,400.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and therefore claims exemption from the provision of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

11. Subsequent Events

The Company evaluated whether any events or transactions occurred subsequent to the date of Statement of Financial Condition until February 29, 2016 and has determined that there were no material events or transactions that would require recognition or disclosure in these financial statements.